FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1. Lynparza approved in EU for prostate cancer

21 December 2022 07:05 GMT

Lynparza in combination with abiraterone approved in the EU as 1st-line treatment for patients with metastatic castration-resistant prostate cancer

First approved PARP inhibitor to demonstrate clinically meaningful benefits in combination with a new hormonal agent

Lynparza in combination with abiraterone extended median radiographic progression free survival benefit beyond two years in this setting

AstraZeneca and MSD's Lynparza (olaparib) in combination with abiraterone and prednisone or prednisolone has been approved in the European Union for the treatment of metastatic castration-resistant prostate cancer (mCRPC) in adult men for whom chemotherapy is not clinically indicated.

This approval by the European Commission was based on results from the PROpel Phase III trial and follows the positive recommendation in the EU by the Committee for Medicinal Products for Human Use in November 2022.

In the trial, Lynparza in combination with abiraterone and prednisone or prednisolone, reduced the risk of disease progression or death by 34% versus abiraterone and prednisone or prednisolone (based on a hazard ratio [HR] of 0.66; 95% confidence interval [CI] 0.54-0.81; p<0.0001). Median radiographic progression-free survival (rPFS) was 24.8 months for Lynparza plus abiraterone versus 16.6 months for abiraterone alone. Furthermore, a planned rPFS analysis by blinded independent central review (BICR) showed Lynparza plus abiraterone had a median rPFS of 27.6 months compared to 16.4 months with abiraterone alone, extending median rPFS by almost one year.

Updated results from a second planned analysis presented at ESMO 2022 showed a favourable trend towards improved overall survival with Lynparza plus abiraterone versus abiraterone alone (based on HR of 0.83; 95% CI 0.66-1.03; p=0.11), however, the difference did not reach statistical significance at the time of this data cut-off (analysis at 40% data maturity).

Prostate cancer is the most common cancer in men in Europe, with an estimated 473,000 patients diagnosed and 108,000 deaths in 2020.1,2 Overall survival for patients with mCRPC is approximately three years in clinical trial settings, and even shorter in the real-world.3 Approximately half of patients with mCRPC may receive only one line of active treatment, with diminishing benefit of subsequent therapies.4-9

Noel Clarke, Urological Surgeon and Professor of Urological Oncology at Manchester's Christie/Salford Royal Hospitals and Manchester University, a senior investigator of the PROpel trial, said: "The results of the PROpel Phase III trial of olaparib in combination with abiraterone as a first-line treatment show that this therapeutic combination can provide significant clinical benefit to patients with metastatic castration-resistant prostate cancer. Patients with this condition in the EU will now, for the first time, have the opportunity to benefit from this new treatment combination."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, AstraZeneca, said: "Many patients with metastatic castration-resistant prostate cancer are only able to receive one line of active therapy, as the disease can progress quickly. Lynparza in combination with abiraterone has been shown to reduce the risk of disease progression by 34% versus the standard of care treatment in the PROpel trial. Moreover, the combination of Lynparza with abiraterone as a first-line treatment expands the use of Lynparza to a broader group of metastatic castration-resistant prostate cancer patients than those treated with Lynparza alone in the second-line setting in the PROfound trial. Today's approval marks a significant advance toward addressing the unmet need of patients with metastatic castration-resistant prostate cancer in the EU."

Dr. Eliav Barr, Senior Vice President, Head of Global Clinical Development and Chief Medical Officer, MSD Research Laboratories, said: "MSD is committed to developing new treatment options for patients with metastatic castration-resistant prostate cancer, a complex disease that urgently needs more therapies. This approval by the European Commission marks another step towards delivering on that commitment and we look forward to extending the benefits of Lynparza to more patients with metastatic castration-resistant prostate cancer in the EU."

The safety and tolerability of Lynparza in combination with abiraterone in PROpel was in line with that observed in prior clinical trials and the known profiles of the individual medicines. There was no increase in the rate of discontinuation of abiraterone in patients treated with Lynparza in combination with abiraterone and no detrimental effect on health-related quality of life versus those treated with abiraterone alone (Functional Assessment of Cancer Therapy-Prostate questionnaire).

In August, supplemental New Drug Application (sNDA) for Lynparza in combination with abiraterone and prednisone or prednisolone was accepted and granted Priority Review in the US for the treatment of adult patients with mCRPC. The Prescription Drug User Fee Act (PDUFA) date is anticipated during the first quarter of 2023.

Lynparza is approved in the US based on results from the PROfound Phase III trial as monotherapy for patients with homologous recombination repair (HRR) gene-mutated mCRPC (BRCA and other HRR gene mutations) who have progressed following prior treatment with enzalutamide or abiraterone; and in the EU, Japan, and China for patients with BRCA-mutated mCRPC who have progressed following prior therapy that included a new hormonal agent.

Financial considerations
Following this approval for Lynparza in the EU, AstraZeneca will receive a regulatory milestone payment from MSD of $105m, anticipated to be booked as Collaboration Revenue by the Company during the fourth quarter of 2022.

Notes

Metastatic castration-resistant prostate cancer
Metastatic prostate cancer is associated with a significant mortality rate.10 Development of prostate cancer is often driven by male sex hormones called androgens, including testosterone.11

In patients with mCRPC, their prostate cancer grows and spreads to other parts of the body despite the use of androgen-deprivation therapy to block the action of male sex hormones.12 Approximately 10-20% of men with advanced prostate cancer will develop castration-resistant prostate cancer (CRPC) within five years, and at least 84% of these men will have metastases at the time of CRPC diagnosis.12 Of patients with no metastases at CRPC diagnosis, 33% are likely to develop metastases within two years.12

Despite the advances in mCRPC treatment in the past decade with taxane and new hormonal agent (NHA) treatment, there is high unmet need in this population.12,13,14,15

PROpel
PROpel is a randomised, double-blind, multi-centre Phase III trial testing the efficacy, safety, and tolerability of Lynparza versus placebo when given in addition to abiraterone, as well as prednisone or prednisolone, in men with mCRPC who had not received prior chemotherapy or NHAs in the mCRPC setting.

The primary endpoint is rPFS and secondary endpoints include overall survival, time to secondary progression or death, and time to first subsequent therapy.

In the PROpel Phase III trial, Lynparza is combined with abiraterone, an NHA which targets the androgen receptor (AR) pathway. AR signalling engages a transcriptional programme that is critical for tumour cell growth & survival in prostate cancer.16,17 Preclinical models have identified interactions between PARP signalling and the AR pathway which support the observation of a combined anti-tumour effect of Lynparza and NHAs, like abiraterone, in both HRR deficient and HRR proficient prostate cancer.18-20

The PARP1 protein has been reported to be required for the transcriptional activity of androgen receptors; therefore, inhibiting PARP with Lynparza may impair the expression of androgen receptor target genes and enhance the activity of NHAs.16,19,21 Additionally, it is thought that abiraterone may alter/inhibit the transcription of some HRR genes which may induce HRR deficient phenotype, which may increase sensitivity to PARP inhibition.18,20,22,23

For more information about the trial please visit ClinicalTrials.gov.

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in HRR, such as those with mutations in BRCA1 and/or BRCA2, or those where deficiency is induced by other agents (such as NHAs).

Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death.

Lynparza is currently approved in a number of countries across multiple tumour types including maintenance treatment of platinum-sensitive relapsed ovarian cancer and as both monotherapy and in combination with bevacizumab for the 1st-line maintenance treatment of BRCA-mutated (BRCAm) and homologous recombination repair deficient (HRD)-positive advanced ovarian cancer, respectively; for gBRCAm, HER2-negative metastatic breast cancer (in the EU and Japan this includes locally advanced breast cancer); for gBRCAm, HER2-negative high-risk early breast cancer (in Japan this includes all BRCAm HER2-negative high-risk early breast cancer); for gBRCAm metastatic pancreatic cancer; and HRR gene-mutated metastatic castration-resistant prostate cancer (BRCAm only in the EU and Japan). In China, Lynparza is approved for the treatment of BRCA-mutated metastatic castration-resistant prostate cancer as well as a 1st-line maintenance therapy in BRCA-mutated advanced ovarian cancer.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, has been used to treat over 75,000 patients worldwide. Lynparza has a broad clinical trial development programme, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and Koselugo (selumetinib), a mitogen-activated protein kinase (MEK) inhibitor, for multiple cancer types.

Working together, the companies will develop Lynparza and Koselugo and other potential new medicines as monotherapies and as combinations. The companies will also develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines independently.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References

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de Bono J, et al. Antitumour Activity and Safety of Enzalutamide in Patients with Metastatic Castration-Resistant Prostate Cancer Previously Treated with Abiraterone Acetate Plus Prednisone for ≥24 weeks in Europe. Eur Urol. 2018;74(1):37-45
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Hussein M, et al. Prostate-Specific Antigen Progression Predicts Overall Survival in Patients with Metastatic Prostate Cancer: Data from Southwest Oncology Group Trials 9346 (Intergroup Study 0162) and 9916. J Clin Oncol. 2009;27(15):2450.
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de Wit, R, et al. Real-World Evidence of Patients with Metastatic Castration-Resistant Prostate Cancer Treated with Cabazitaxel: Comparison with the Randomized Clinical Study CARD. Prostate Cancer Prostatic Dis. 2022;2660.
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Ryan C, et al. Abiraterone Acetate Plus Prednisone Versus Placebo Plus Prednisone in Chemotherapy-Naive Men with Metastatic Castration-Resistant Prostate Cancer (COU-AA-302): Final Overall Survival Analysis of a Randomised, Double-Blind, Placebo-Controlled Phase 3 Study. Lancet Oncol. 2015 Feb;16(2):152-60.
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Miller K, et al. The Phase 3 COU-AA-302 Study of Abiraterone Acetate Plus Prednisone in Men with Chemotherapy-Naïve Metastatic Castration-Resistant Prostate Cancer: Stratified Analysis Based on Pain, Prostate-Specific Antigen, and Gleason Score. Eur Urol. 2018;74(1):17-23.
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UroToday. What is Changing in Advanced Prostate Cancer? Available at https://www.urotoday.com/journal/everyday-urology-oncology-insights/articles/122176-what-is-changing-in-advanced-prostate-cancer.html. Accessed December 2022.
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Liu J, et al. Second-Line Hormonal Therapy for the Management of Metastatic Castration-Resistant Prostate Cancer: a Real-World Data Study Using a Claims Database. Sci Rep. 2020;10(1):4240.
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UroToday. Beyond First-line Treatment of Metastatic Castrate-resistant Prostate Cancer. Available at https://www.urotoday.com/library-resources/mcrpc-treatment/114592-beyond-first-line-treatment-of-metastatic-castrate-resistant-prostate-cancer.html. Accessed December 2022
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Schiewer MJ, et al. Dual roles of PARP-1 promote cancer growth and progression. Cancer Discov. 2012;2(12):1134-1149.
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Li L, et al. Androgen Receptor Inhibitor-Induced "BRCAness" and PARP Inhibition are Synthetically Lethal for Castration-Resistant Prostate Cancer. Sci Signal. 2017; 10(480):eaam7479.
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Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 December 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary